Schering licenses therapeutic antibody selective for tumor angiogenesis from Philogen for cancer treatment

Berlin and Siena, June 26, 2003 - Schering AG, Germany (FSE: SCH, NYSE:
SHR), and Philogen S.r.l., Italy, announced today that Schering acquired exclusive worldwide development and marketing rights for an antibody-based therapeutic fusion protein from Philogen. It is expected to have the potential to treat solid tumors by triggering immunological mechanisms. Financial details were not disclosed.

"We consider antibodies to have the potential for outstanding efficacy in oncology. We believe that the Philogen fusion protein technology has true breakthrough potential product features which would really take tumor treatment to a new level of benefit for the patients," said Dr Joachim-Friedrich Kapp, Head of Specialized Therapeutics at Schering Group

"We are convinced that we could deliver new hope to physicians and cancer patients, if this innovative antibody treatment confirms the promising preclinical results obtained so far," said Dr. Duccio Neri of Philogen.

The antibody-based compound consists of a fusion protein with anti-tumor activity, which binds to an angiogenesis associated antigen expressed by a broad spectrum of solid tumors. This antigen is one of the few good quality markers of pathological neo-angiogenesis known so far.

In 1999, Schering and Philogen started their cooperation on the antibody compound, when Schering acquired an exclusive imaging license from Philogen and got an option for an exclusive therapeutic license.

END

Philogen is a leading Italian biotech company founded in 1996 by the brothers Duccio, Giovanni and Dario Neri, and Dr. Luciano Zardi. Dario Neri is a Professor of Biomacromolecules at the Swiss Federal Insitute of Technology, Zurich. Prof. Luciano Zardi is the Director of the Laboratories of Cell Biology of the National Institute of Cancer Research in Genoa, Italy. Philogen has research laboratories and production facilities in Siena and Genoa, Italy.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work


This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de
Pharma: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de


Your contacts in the US:

Media Relations: Jeanine O'Kane, T:+1-973-487 2095, jeanine_O'kane@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng

-----------------------------------------------------------------

R&D Day 2003: Schering presents promising product pipeline

Berlin, June 26, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) in its R&D Day, updated financial analysts on the achievements and future opportunities of its research and development activities. The agenda included detailed presentations about oncology, multiple sclerosis, regenerative medicine as well as fertility control and hormone therapy.

"Research and development is the backbone of our business. We will continue to invest strongly into those fields, where we see high medical need such as multiple sclerosis and oncology," said Dr. Hubertus Erlen, CEO and Chairman of the Board of Executive Directors of Schering AG. "We are committed to bring innovations to physicians and patients. Some of them presented today could provide true medical breakthroughs in the future."

"With our rich pipeline of phase II and III clinical development projects presented at the conference, we are well prepared to achieve our long-term growth targets," said Professor Guenter Stock, Member of the Board of Executive Directors of Schering AG with responsibility for Research and Development. "We are excited about our VEGF inhibitor for the treatment of solid tumors, which is already in phase III. Our promising oncology pipeline adds to the expertise we have in hematology. In this area, I would like to highlight our already marketed product Campath(R) / MabCampath(R) with excellent survival rates and high quality remissions in the bone marrow shown in patients suffering from chronic lymphocytic leukemia."

In the field of gynecology, Schering presented the added benefit concept of the Drospirenone family. Recent studies have shown that Yasmin(R), the oral contraceptive successfully marketed in more than 30 countries, significantly decreases premenstrual disorder symptoms, which affect 75 percent of women in reproductive age. Schering is currently working on a new low-dose option - Yasmin(R) 20 -, which is planned to be submitted in 2003 for approval in the USA. New study results presented at the R&D Day for Angeliq(R), the hormone therapy which was approved in the Netherlands end of 2002, showed additional positive effects with a reduction of blood pressure (hypertension) - Schering plans to use this data for further submissions for Angeliq(R).

A future cornerstone in Schering's strategy will be Regenerative Medicine, a new field of innovative approaches to treat incurable, debilitating, chronic diseases. Schering's most advanced projects are a gene therapy, phase III project to treat myocardial ischemia (AGT) and a cell therapy, phase II project to treat Parkinson's disease (Spheramine). With these projects Schering is at the forefront of Regenerative Medicine. The presentations demonstrated that these cutting edge technologies have the potential to revolutionize medical practice.

END

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de
Pharma: Dr Florian Boehle, T: +49-30-468 114 32, florian.boehle@schering.de

Your contacts in the US:

Media Relations: Jane Kramer, T: +1-973-487 2246, jane_kramer@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com
Media Relations: Rich Salem, T: +1-973-487 2371, rich_salem@berlex.com

Find all presentations of the R&D Day and additional information at: www.schering.de/eng